Filed by Duke Energy Corporation
Commission File No. 1-4928
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Deer Holding Corp.
Commission File No. 132-02302

Investor Meeting
May 2005

Paul Anderson

Chairman and CEO
Duke Energy

Forward Looking Statements

This document includes statements that do not directly or exclusively relate to historical facts.  Such statements are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section
21E of the Securities Exchange Act of 1934.  These forward-looking statements include statements regarding benefits of the proposed mergers and Restructuring Transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth.  These statements are based on the current expectations of management of Duke and Cinergy.  There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document.  For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3)
conditions to the closing of the mergers and the restructuring transactions may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies’ expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke and Cinergy are set forth in their respective filings with the Securities and Exchange Commission ("SEC"), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively.  Duke and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Deer Holding Corp., which will include a joint proxy statement of Duke and Cinergy, and other materials will be filed with the SEC.  WE URGE
INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE
OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL
CONTAIN IMPORTANT INFORMATION ABOUT DUKE, CINERGY, DEER HOLDING CORP., AND THE
PROPOSED TRANSACTION.  Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about Duke and Cinergy at
http://www.sec.gov, the SEC's website.  Free copies of Duke’s SEC filings are also available on Duke’s website at
www.duke-energy.com/investors, and free copies of Cinergy’s SEC filings are also available on Cinergy’s website at www.cinergy.com/investors.

Participants in the Solicitation

Duke, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke’s or Cinergy’s stockholders with respect to the proposed transaction.  Information regarding the officers and directors of Duke is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 31, 2005.
Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 28, 2005.  More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.

This document includes certain non-GAAP financial measures as defined under SEC
Regulation G.  A reconciliation of those measures to the most directly comparable GAAP measures is included in the printed version of these slides which can be downloaded from our investor relations websites at:

www.duke-energy.com/investors/financial/gaap/
www.cinergy.com/Investors/Reports_and_Presentations/presentations.asp

Regulation G

Duke Energy Strategic Rationale

Merger will strengthen business platforms and will increase value immediately and in the longer term

Creates immediate value

DUK board intends to increase the annual dividend 12.7% to $1.24 per share effective September 2005

Accretive to earnings

Approximately $400 million in gross annual synergies at a steady state

Regulated savings to be shared between customers and shareholders

Increased scale and scope of North American generation

Regulated operations with more than 25,000 MW of generating capacity

Merchant power business with combined 16,000 MW of generating capacity

Merchant power business gains fuel and market diversity

Stand-alone strength for both electric and gas operations provides portfolio flexibility

Electric operations would be in top 5 of largest in US by implied market cap

Gas operations would be the largest in US by implied market cap

As utility and merchant businesses continue to consolidate, Duke Energy will be very well positioned to participate

Transaction Specifics

Delaware holding company – Duke Energy Corporation

Consideration – 100% stock

Cinergy shareholders will receive 1.56 shares of DUK for each
CIN share

Premium of 13.4% based on May 6 closing prices

Post merger, Cinergy shareholders will hold approximately 24% of Duke shares outstanding (approximately 310 million shares)

Duke Energy’s board intends to increase its annual dividend 12.7% to $1.24 per share effective with September 2005 dividend

The exchange ratio and dividend increase keep Cinergy’s shareholders whole with respect to their dividend

Lee

Vermillion

Hanging Rock

Washington

Fayette

Cayuga

Wabash River

Edwardsport

Gibson

Miami Wabash

Gallagher

Markland

Noblesville

Connersville

Madison

Conesville

Dick’s Creek

Midwest Generation Assets

East Bend

Miami Fort

Beckjord

Wm. Zimmer

J.M. Stuart

Killen

Duke Midwest merchant generation

Cinergy unregulated generation

Cinergy regulated generation

Cinergy regulated utility service area

IN

OH

WV

KY

IL

MI

CHICAGO

INDIANAPOLIS

COLUMBUS

LOUISVILLE

CINCINNATI

Woodsdale

Henry County

Midwest Unregulated Generation
Information

Coal

312

32

Ohio

Conesville

Coal/Oil

962

28-47

Ohio

Miami Fort

Gas

564

12

Ohio

Woodsdale

Gas

172

37

Ohio

Dick’s Creek

Coal

604

14

Ohio

Wm. Zimmer

Coal/Oil

1,107

22-46

Ohio

Beckjord

Coal

414

24

Kentucky

East Bend

Duke Energy

SO2: 1.69  NOx: 0.15

5,246

Coal

198

23

Ohio

Killen

Coal

913

33

Ohio

J.M. Stuart

Cinergy Unregulated

SO2:  0  NOx:  0.02

3,600

Gas

620

2

Ohio

Hanging Rock #2

Gas

620

2

Ohio

Hanging Rock #1

Gas

620

2

Pennsylvania

Fayette

Gas

620

3

Ohio

Washington

Gas

640

4

Illinois

Lee (peaker)

Gas

480

5

Indiana

Vermillion (peaker)

Emissions
(Lbs/MMBtu)

Fuel
Source

Net Capacity
(MW)

Age
(years)

Location

Plant

Midwest Unregulated Generation Summary

47%

80%

0%

% Coal-fired
Generation

1.69
0.17

1.69
0.15

---
0.02

Emissions (lbs/MMBtu):

   SO2
NOx

18 years

29 years

3 years

Average Age
of Facilities

Combined

Cinergy

Duke Energy

Regulatory Timeline

State regulatory approvals

File applications by June 30

Expect approvals within 9 months after filing

FERC

Filing expected in July

Expect approvals within 10 months after filing

SEC

Approval expected 4 – 6 weeks after obtaining all state
and FERC regulatory approvals

Other filings include DOJ, NRC, etc.

Selected Investor-Owned
Electric Utility Holding Companies

For Illustration only

Merger Cost Savings

Approximately $400 million in annual
pre-tax cost savings, before costs to
achieve, by year 3

Savings are ~50% non-regulated and
50% regulated, before sharing
between customers and shareholders

Costs-to-achieve largely incurred by
end of year 2

~ 40% expensed

~ 60% capitalized

Rapid integration approach to achieve
Day-1 readiness and accelerate
savings realization

Five-Year Savings Summary
 ($ in millions)

~$275

~$350

($425)

($175)

~$400

($50)

~$425

($40)

~$450

Year 1

Year 2

Year 3

Year 4

Year 5

Pre-tax savings

Costs to achieve

Cost Savings Distribution

Origin of Savings before Costs to Achieve
(Year 3)

($ in millions)

Total

~$400

Corporate

~$190

Utility

~$80

Non-Regulated

~$130

Workforce reductions of about 1,500, or about 50% of total savings:

Corporate and shared services

Regulated utility back-office

Non-regulated marketing, trading and operations

Other Considerations

Initial Board of Directors – 10 named by Duke, 5 named by Cinergy

Corporate headquarters – Charlotte, North Carolina

Headquarter offices for PSI – Plainfield, Indiana

Headquarter offices for CG&E and Union Light Heat & Power – Cincinnati, Ohio

Duke Power will continue to be headquartered in Charlotte

Duke Energy Gas Transmission (DEGT) and certain commercial operations will remain in
Houston, Texas

Headquarter offices for Duke Energy Field Services – Denver, Colorado

Headquarter offices for Crescent Resources – Charlotte

Gas Operations

Electric Operations

Other Operations

* Includes Cinergy’s gas distribution activities

Functional Organization

Paul Anderson

Chairman

Jim Rogers

CEO

Fred Fowler

President & CEO

Leadership

to be named

Leadership

to be named

Duke Power

PSI

Merchant Generation

International

CG&E*

Gas Pipelines

Field Services

Union Gas

Crescent

Corporate

Total Shareholder Return

September 30, 1988 through December 31, 2004

Source:  Bloomberg Financial Markets LLC

Next Steps

Transition Committee

Anderson and Rogers to co-chair

Subcommittees with co-chairs

Begin filing for approvals

Summary

Merger will enhance strong business platforms

Creates immediate and long-term value

Increased scale and scope provides greater portfolio flexibility

Merchant power business gains fuel and geographic diversity

12.7% increase to current Duke annual dividend

Maintains dividend neutrality for Cinergy shareholders

As utility and merchant businesses continue to consolidate, Duke Energy will be well positioned to participate

Closing is expected in summer 2006

18

Forward-Looking Statements

This document includes statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and Restructuring Transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the mergers and the restructuring transactions may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies’ expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke and Cinergy are set forth in their respective filings with the Securities and Exchange Commission (“SEC”), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Deer Holding Corp., which will include a joint proxy statement of Duke and Cinergy, and other materials will be filed with the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DUKE, CINERGY, DEER HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about Duke and Cinergy at http://www.sec.gov, the SEC’s website. Free copies of Duke’s SEC filings are also available on Duke’s website at www.duke-energy.com/investors, and free copies of Cinergy’s SEC filings are also available on Cinergy’s website at www.cinergy.com/investors.

Participants in the Solicitation

Duke, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke’s or Cinergy’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.